Exhibit 99.1

1845 Walnut Street, 18th Floor

Philadelphia, Pennsylvania 19103

(215) 640-6320

www.resourceioreit.com

April 21, 2017

Dear Stockholder:

I am writing to inform you of an important update regarding Resource Innovation Office REIT, Inc. (the “Company”). In order to adapt to current market conditions, the Company’s board of directors (the “Board”) has authorized the Company’s management to develop a proposal to restructure the Company’s initial public offering (the “Offering”) of up to $1,100,000,000 in Class A and Class T shares of the Company’s common stock (collectively, the “Shares”) in order to allow the Company to achieve the following objectives:

•	revising the Company’s fee structure in order to reduce the upfront fees paid by investors and reduce compensation to Resource Innovation Office Advisor, LLC (the “Advisor”);

•	creating new share classes of the Company’s common stock to be sold in the Offering, which will have a public offering price equal to the net asset value (“NAV”) per share of each such class plus applicable selling commissions and dealer manager fees, and updating the Company’s NAV daily;

•	amending the Company’s share repurchase program (the “SRP”) to provide additional liquidity to the Company’s stockholders;

•	amending the Company’s investment guidelines to allow the Company to target additional classes of real estate assets; and

•	changing the Company into a perpetual-life entity that has the ability to conduct offerings for an indefinite duration.

In connection with the restructuring of the Offering, on April 21, 2017, the Board approved the suspension of (i) sales of Shares in the Offering, effective that same day; (ii) the Company’s distribution reinvestment plan (the “DRIP”), effective May 1, 2017; and (iii) the SRP, effective May 21, 2017. This letter is being sent to notify you of the foregoing suspensions, which will go into effect as of the dates above, in accordance with their respective terms.

The Company anticipates resuming sales of Shares in the Offering and reinstating the SRP and the DRIP, each as amended, immediately following the restructuring of the Offering. In order to provide stockholders with a source of short-term liquidity, however, the Board has also voted to authorize management to cause the Company to make an offer to repurchase up to all of the Shares issued and outstanding as of a date to be determined by the Company’s management that is subsequent to May 21, 2017, the date on which the suspension of the SRP becomes effective (the “Offer”). Specific terms of the Offer are currently being finalized, and will be announced in the Company’s future public filings in accordance with applicable regulations, as well as in documents that we will subsequently send to you.

April 21, 2017

Should you have any questions, please contact Jake Sauerteig, Senior Vice President and Director of Operations and Communications, at (267) 256-5909 or via email at jsauerteig@resourcerei.com. Thank you for your continued support of the Company.

Sincerely,

/s/ Alan F. Feldman
Alan F. Feldman
Chief Executive Officer and Director

IMPORTANT INFORMATION

The Offer described herein has not yet commenced. This communication is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell any shares of the Company’s Class A or Class T common stock, or any other securities. The Offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials the Company intends to distribute to its stockholders and file with the Securities and Exchange Commission (the “SEC”). The full details of the Offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and related materials, which will become available to stockholders promptly following commencement of the tender offer. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND OTHER RELATED MATERIALS WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. If and when filed, the offer to purchase, the letter of transmittal and other related materials will be available free of charge at the website maintained by the SEC at www.sec.gov. Stockholders also may obtain a copy of these documents, free of charge, from the Company if and when the materials become available.